Exhibit 99.77C

SUB-ITEM 77C: Submission of matters to a vote of security holders

On September 21, 2015, a special meeting of the shareholders of the Global Strategic Income Fund (the “Fund”) was held for the purpose of considering the approval of the proposals which are as follows:
1.	To approve a new investment sub-advisory agreement between CCM and SAM on behalf of the Fund.
2.	To approve a change to the Fund’s investment objective;
3.1	To amend investment restriction for diversification
3.2	To eliminate the investment restriction relating to 10% ownership
3.3	To amend restriction for acting as underwriter
3.4	To amend restriction for buying or selling commodities
3.5	To amend restriction relating to borrowing
3.6	To amend restriction relating to lending
3.7	To amend restriction relating to concentration
3.8	To eliminate restriction relating to investment in other investment companies.
3.9	To eliminate investment restriction relating to investments in oil and gas
3.10	To amend restriction relating to senior securities
3.11	To eliminate restriction relating to joint trading accounts
3.12	To amend restriction relating to real estate
3.13	To eliminate restriction relating to investments for control
3.14	To eliminate restriction relating to purchasing securities on margin
3.15	To eliminate restriction relating to short sales

All proposals were approved by the shareholders of the Fund and were effective based on the following results:

Total outstanding shares	712,417
Total shares voted:	367,399

Proposal	Voted for	Voted against	Abstained:
1.0	266,814	84,242	16,343
2.0	259,404	90,897	17,097
3.1	256,402	93,802	17,196
3.2	254,946	96,884	15,569
3.3	258,801	93,201	15,397
3.4	254,242	96,641	16,515
3.5	252,234	99,373	15,792
3.6	253,177	98,430	15,792
3.7	263,192	88,400	15,808
3.8	258,692	92,464	16,241
3.9	255,749	96,113	15,538
3.10	257,940	93,547	15,912
3.11	255,975	94,894	16,530
3.12	260,641	90,965	15,792
3.13	258,29	93,193	16,077
3.14	252,318	99,055	16,026
3.15	251,557	101,627	14,214